Exhibit 99.1

Magna Acquisition of Veoneer Active Safety December 20, 2022

Louis Tonelli Vice President, Investor Relations

Forward Looking Statements Certain statements in this document constitute "forward - looking information" or "forward - looking statements" (collectively, "forward - looking statements") . Any such forward - looking statements are intended to provide information about management's current expectations and plans and may not be appropriate for other purposes . Forward - looking statements may include financial and other projections, as well as statements regarding our future plans, strategic objectives or economic performance, or the assumptions underlying any of the foregoing, and other statements that are not recitations of historical fact . We use words such as "may", "would", "could", "should", "will", "likely", "expect", "anticipate", "believe", "intend", "plan", "aim", "forecast", "outlook", "project", "estimate", "target" and similar expressions suggesting future outcomes or events to identify forward - looking statements . The following table identifies the material forward - looking statements contained in this document, together with the material potential risks that we currently believe could cause actual results to differ materially from such forward - looking statements . Readers should also consider all of the risk factors which follow below the table : Material Forward - Looking Statement Material Potential Risks Related to Applicable Forward - Looking Statement Strategic benefits of the transaction, including market positioning in complete ADAS system  Inherent merger and acquisitions risks, including: unexpected costs, liabilities or delays; inability or failure to achieve int ended benefits from the transaction; and/or loss of customers, suppliers, employees or other forms of business disruption; failure to obtain required governmental / regulatory approvals on the terms or at the tim ing expected  Acquisition integration risks, including the failure to realize anticipated synergies  Technology and innovation risks, including competitiveness of acquired technologies  Program launch risks  Semiconductor chip supply risks  Intense competition Financial impact of transaction, including Sales diversification, sales growth, content per vehicle opportunities, and expected synergies  Same risks as above  Shifts in consumer take rates  Potential loss of material purchase order Leverage ratio  Inherent merger and acquisitions risks, including: unexpected costs, liabilities or delays; inability or failure to achieve int ended benefits from the transaction  Credit ratings changes Engineering & software resources and expertise  Acquisition integration risks  Attraction/retention of skilled labour , including failure to retain critical employees of either the acquired business or our own existing business  Labour disruption risk at acquired unionized facilities

Forward Looking Statements (cont.) Forward - looking statements are based on information currently available to us and are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, a s w ell as other factors we believe are appropriate in the circumstances. While we believe we have a reasonable basis for making any such forward - looking statements, they are not a gu arantee of future performance or outcomes. In addition to the factors in the table above, whether actual results and developm ent s conform to our expectations and predictions is subject to a number of risks, assumptions and uncertainties, many of which are beyond our control, and the effects of which c an be difficult to predict, including, without limitation: Risks Related to the Automotive Industry  economic cyclicality;  regional production volume declines, including as a result of deteriorating vehicle affordability;  intense competition;  potential restrictions on free trade;  trade disputes/tariffs; Customer and Supplier Related Risks  concentration of sales with six customers;  emergence of potentially disruptive EV OEMs, including risks related to limited revenues/operating history of new OEM entrants;  OEM consolidation and cooperation;  reliance on outsourcing;  shifts in market shares among vehicles or vehicle segments;  shifts in consumer "take rates" for products we sell; quarterly sales fluctuations;  potential loss of any material purchase orders;  a deterioration in the financial condition of our supply base; Manufacturing/Operational Risks  risks arising from Russia’s invasion of Ukraine and compliance with the sanctions regime imposed in response;  impact of the semiconductor chip shortage on OEM production volumes and the efficiency of our operations;  supply disruptions, including with respect to semiconductor chips;  regional energy shortages and price increases;  skilled labour attraction/retention;  product and new facility launch risks;  operational underperformance;  restructuring costs;  impairment charges;  labour disruptions;  risks related to COVID - 19;  climate change risks; IT Security/Cybersecurity Risk  IT/Cybersecurity breach;  Product Cybersecurity breach; Pricing Risks  inflationary pressures;  pricing risks between time of quote and start of production;  price concessions;  commodity cost volatility;  declines in scrap steel/aluminum prices; Acquisition Risks  inherent merger and acquisition risks;  acquisition integration risk; Warranty / Recall Risks  costs related to repair or replacement of defective products, including due to a recall;  warranty or recall costs that exceed warranty provision or insurance coverage limits;  product liability claims; Other Business Risks  risks related to conducting business through joint ventures;  our ability to consistently develop and commercialize innovative products or processes;  intellectual property risks;  our changing business risk profile as a result of increased investment in electrification and autonomous driving, including: higher R&D and engineering costs, and challenges in quoting for profitable returns on products for which we may not have significant quoting experience;  risks of conducting business in foreign markets;  fluctuations in relative currency values;  tax risks;  reduced financial flexibility as a result of an economic shock;  changes in credit ratings assigned to us; Legal, Regulatory and Other Risks  antitrust risk;  legal claims and/or regulatory actions against us; and  changes in laws and regulations, including those related to vehicle emissions or made as a result of COVID - 19. In evaluating forward - looking statements or forward - looking information, we caution readers not to place undue reliance on any f orward - looking statement. Additionally, readers should specifically consider the various factors which could cause actual events or results to differ materially from those indicated by such forward - looking statements, including the risks, assumptions and uncertainties above which are:  discussed under the “Industry Trends and Risks” heading of our Management’s Discussion and Analysis; and  set out in our Annual Information Form filed with securities commissions in Canada, our annual report on Form 40 - F filed with th e United States Securities and Exchange Commission, and subsequent filings. Readers should also consider discussion of our risk mitigation activities with respect to certain risk factors, which can be als o found in our Annual Information Form.

Swamy Kotagiri Chief Executive Officer

Accelerating Growth in ADAS Positions Magna as a global leader Combining complementary businesses broadens product portfolio, customer base and geographic presence Adds significant engineering resources and software expertise Enhances Magna's full ADAS systems capabilities , and increases content per vehicle opportunities

Transaction Aligned With Magna’s Portfolio Strategy Accelerate Deployment of Capital Towards High - Growth Areas Impact of Megatrends Positive Impact • eDrives • Battery Enclosures • ADAS • Contract Vehicle Manufacturing Aligned • Lighting • Active Aerodynamics • Body & Chassis • Dual Clutch Transmissions • Mirrors • Mechatronics • Seating Negative Impact • Manual Transmissions • 4WD/AWD • Fuel Tanks Magna Sales over time Today Future

Veoneer Active Safety Profile Camera Systems Radar Systems Domain Controllers (ECUs) Driver Monitoring Key Facts Business Overview > 550 active patents 3,700 employees ~2,200 engineers 15 engineering centres in 8 countries across 3 continents 4 manufacturing sites $1.1bn 2022F Net Sales A leading supplier of automotive safety technology Sales Growth ($ Billions) 0.6 1.1 2020A 2022F

Complementary ADAS Capabilities Magna REAR CORNER RADAR DOMAIN CONTROLLER DRIVER MONITORING SYSTEM FRONT CAMERA FRONT RADAR LIDAR FRONT CORNER RADAR SURROUND CAMERA IN - CABIN MONITORING SYSTEM REAR VIEW CAMERA ULTRASONIC SENSORS x12 DRIVE POLICY SOFTWARE

Complementary ADAS Capabilities REAR CORNER RADAR DOMAIN CONTROLLER DRIVER MONITORING SYSTEM FRONT CAMERA FRONT RADAR LIDAR FRONT CORNER RADAR IN - CABIN MONITORING SYSTEM Veoneer Active Safety NIGHT VISION

Complementary ADAS Capabilities Veoneer Active Safety REAR CORNER RADAR DOMAIN CONTROLLER DRIVER MONITORING SYSTEM FRONT CAMERA FRONT RADAR NIGHT VISION LIDAR FRONT CORNER RADAR SURROUND CAMERA IN - CABIN MONITORING SYSTEM REAR VIEW CAMERA ULTRASONIC SENSORS x12 DRIVE POLICY SOFTWARE Magna Enhanced Experience and Scale

Added Electronics Engineering Expertise including ~1,800 system, software and sensor development engineers engineers ~2,200 Veoneer Active Safety adds

Sales Diversification of Combined Business 2022F Pro Forma ADAS Combined By Customer North America Based By Production Region Europe Based Asia Based North America Europe Asia

Enhanced Complete ADAS Systems Capabilities • Content per vehicle opportunities • Explore additional possibilities • Strengthens Magna's position in the industry

Expect Strong Growth in Combined ADAS Business $50B ADAS Market by 2030 2022F 2024F Pro Forma Combined ADAS Sales ($Billions) ~1.8 ~$3.0 ~30% CAGR Active Safety

Pat McCann Chief Financial Officer

Transaction Summary and Key Financial Attributes 1. Excluding Veoneer Active Safety’s cash, net debt and other debt - like items 2. PPA - purchase price amortization. TRANSACTION VALUE $1.525 Billion 1 Enhances Magna’s growth profile and increases megatrend presence Purchase price supported by value proposition of rapid growth + synergies Transaction funded with cash on hand + modest additional debt No significant change in leverage profile or financial flexibility ~ Neutral to Adjusted EPS in 2024, accretive thereafter (ex PPA 2 )

Expected Synergies Key Areas • Procurement • SG&A • Development activities Anticipate annual run - rate synergies of $70+ million by 2025 Integration Team Highly Focused on Realizing Synergies

Next Steps Closing Expected Near Mid - Year 2023 Integration Team Coordination Employee Engagement Regulatory Filings

Accelerating Growth in ADAS Combining complementary businesses broadens product portfolio, customer base and geographic presence Adds significant engineering resources and software expertise Enhances Magna's full ADAS systems capabilities , and increases content per vehicle opportunities Positions Magna as a global leader Long - term value creation for Magna shareholders

APPENDIX

Complementary ADAS Capabilities CAPABILITY TECHNOLOGY EXPERIENCE SCALE COMBINED Front Camera        A leading position Surround View    Other Camera   Front Radar      A leading position Corner Radar     Domain Controller      Poised for a leading position as market develops Driver/Occupant Monitoring      A leading position Ultrasonics  LiDAR    Software Features & Functions        A leading position Engineering Infrastructure       MAGNA  Veoneer Active Safety  IMPROVED POSITION